Exhibit 3.4

THIRD CERTIFICATE OF AMENDMENT

OF THE SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

INVENSENSE, INC.

The corporation organized and existing under and by virtue of the General Corporate Law of the State of Delaware does hereby certify:

FIRST: That by unanimous written consent of the Board of Directors of the Corporation, filed with the minutes of the Corporation, resolutions were duly adopted setting forth the proposed amendment of the Second Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The resolution setting forth the proposed amendment of Article IV(B)(4)(d) and Article IV(B)(4)(e) is as follows:

RESOLVED, that Article IV(B)(4)(d)(i)(A) of the Second Amended and Restated Certificate of Incorporation of the Corporation be, and it hereby is, amended and restated in its entirety to read as follows:

(A) If this Corporation shall issue, after the date upon which any shares of Series C Preferred Stock were first issued (the “Purchase Date”), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price of the Series C Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for such series of Series C Preferred Stock in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this Section IV(B)(4)(d)(i)) be adjusted to a price determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding and deemed issued pursuant to Section IV(B)(4)(d)(i)(E) immediately prior to such issuance plus the number of shares of Common Stock that the aggregate consideration received by this Corporation for such issuance would purchase at such Conversion Price; and the denominator of which shall be the number of shares of Common Stock outstanding and deemed issued pursuant to Section IV(B)(4)(d)(i)(E) immediately prior to such issuance (not including shares excluded from the definition of Additional Stock pursuant to Section IV(B)(4)(d)(ii)(B)), plus the number of shares of such Additional Stock.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, the stockholders of the Corporation took action by executing a written consent in lieu of a meeting in accordance with Section 228 of the General Corporation Law of the State of Delaware to approve such amendment. The holders of a majority of the outstanding stock entitled to consent thereto have granted written consent with respect to such stock in favor of said amendment and restatement.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Amendment to be signed this 24th day of June, 2010.

INVENSENSE, INC.

By:	/s/ Steven Nasiri
Steven Nasiri, President and CEO